SEC 20007863

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-52973

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Republic Securities Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Pine Street
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Tateosian (415) 296-5810
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

55 Second Street, Suite 1400 (Address) San Francisco (City) CA (State) 94105 (Zip Code)

SEC Mail Processing

MAR 02 2020

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Tateosian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Republic Securities Company, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ANTONIO MANALO JR
Notary Public - California
San Francisco County
Commission # 2290156
My Comm. Expires May 26, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Republic Securities Company, LLC

(A Wholly-Owned Subsidiary of First Republic Bank)

(SEC Identification No. 8-52973)

Financial Statements and Supplemental Schedules
as of and for the year ended December 31, 2019 with report
of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly-Owned Subsidiary of First Republic Bank)

Index

December 31, 2019

KPMG

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
First Republic Securities Company, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Republic Securities Company, LLC (the Company) as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 (*and 17 C.F.R. § 1.10*). In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2010.

San Francisco, California
February 27, 2020

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly-Owned Subsidiary of First Republic Bank)

STATEMENT OF FINANCIAL CONDITION
December 31, 2019
(in thousands, except share amounts)

ASSETS:		
Cash and cash equivalents	$	108,763
Receivable from clearing organization, net		1,657
Commissions receivable		1,142
Receivable for unsettled trades		22
Receivable from First Republic and affiliate		8,502
Receivable from employees, net		9,487
Other receivables		1,297
Deposit with clearing broker		1,000
Prepaid expenses		961
Intangible assets		36
Total assets	$	132,867
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	7,689
Payable for unsettled trades		90
Payable to First Republic and affiliate		4,716
Total liabilities		12,495
MEMBER'S EQUITY:		
Common stock, $0.01 par value—Authorized and outstanding 10,000 shares		—
Additional paid-in capital		22,194
Retained earnings		98,178
Total member's equity		120,372
Total liabilities and member's equity	$	132,867

See accompanying notes to financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly-Owned Subsidiary of First Republic Bank)

STATEMENT OF INCOME
Year ended December 31, 2019
(in thousands)

REVENUE:		
Deposit revenues with First Republic	$	49,839
Revenue from First Republic and affiliate		23,103
Trading revenues		15,576
Brokerage money market mutual funds and 12b-1 trailer fees		11,773
Insurance and annuities		10,191
Agency commissions		7,454
Margin participation revenues		2,729
Other brokerage revenues		112
Other revenue		1,359
Total revenue		122,136
EXPENSES:		
Salaries and related benefits		36,530
Clearing and administrative fees		16,104
Occupancy		2,133
Dues and subscriptions		1,838
Information systems		1,594
Regulatory fees		1,420
Travel and entertainment		766
Professional fees		514
Other general and administrative		1,913
Intangible asset amortization		253
Total expenses		63,065
NET INCOME	$	59,071

See accompanying notes to financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly-Owned Subsidiary of First Republic Bank)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year ended December 31, 2019
(in thousands)

	Common Stock Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance—December 31, 2018	10	$ —	$ 22,194	$ 69,107	$ 91,301
Dividend to First Republic	—	—	—	(30,000)	(30,000)
Net income	—	—	—	59,071	59,071
Balance—December 31, 2019	10	$ —	$ 22,194	$ 98,178	$ 120,372

See accompanying notes to financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly-Owned Subsidiary of First Republic Bank)

STATEMENT OF CASH FLOWS
Year ended December 31, 2019
(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 59,071
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization of intangible assets	253
Changes in assets and liabilities:	
Receivable from clearing organization	(1,657)
Commissions receivable	(156)
Receivable for unsettled trades	4,307
Receivable from First Republic and affiliate	580
Receivable from employees	1,773
Other receivables	112
Prepaid expenses	(81)
Other assets	6
Accounts payable and accrued expenses	(441)
Payable for unsettled trades	(2,010)
Payable to First Republic and affiliate	(1,030)
Payable to clearing organization	(253)
Net cash provided by operating activities	60,474
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividend to First Republic	(30,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	30,474
CASH AND CASH EQUIVALENTS—Beginning of year	78,289
CASH AND CASH EQUIVALENTS—End of year	$ 108,763

See accompanying notes to financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly-Owned Subsidiary of First Republic Bank)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

---

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business — First Republic Securities Company, LLC (the "Company") was formed as a Nevada limited liability company in July 2000 and is a wholly-owned subsidiary of First Republic Bank ("First Republic"), a California corporation.

The Company is a registered member of the Financial Industry Regulatory Authority, Inc., regulated by the Securities and Exchange Commission ("SEC"), and is actively engaged in the business of providing broker-dealer services. The Company's business includes distribution of investment products and services, which involves introducing mutual funds, equity securities and fixed income securities on an agency or riskless principal basis. The Company is a fully disclosed introducing broker dealer and clears all securities transactions through a clearing broker, Pershing LLC ("Pershing"), a wholly owned subsidiary of The Bank of New York Mellon Company. The Company does not hold customer accounts.

Basis of Presentation — The financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company is engaged in a single line of business as a securities broker-dealer.

Margin Participation Revenues — In the normal course of business, Pershing charges interest on clients' accounts with debit balances. Based on the clearing agreement with Pershing, the Company receives a share of the revenue.

Clearing and Administrative Fees — As an introducing broker dealer, the Company clears all securities transactions through Pershing. The cost of this service includes $13.5 million of clearing fees, and $2.6 million of Eagle Bank Sweep maintenance fees and other administrative fees.

Income Taxes — The Company has elected to be classified as a disregarded entity for federal income tax purposes. Therefore, the Company is not required to maintain a federal income tax provision. In accordance with ASC 740, Income Taxes, the Company assesses its tax positions based on available positive and negative evidence and, if it concludes that it is not more likely than not that its positions will withstand an examination, the position is unrecognized in the financial statements and a liability for uncertain tax positions is booked along with respective estimated interest and penalties. At December 31, 2019, the Company had no uncertain tax positions.

Cash and Cash Equivalents — For purposes of reporting cash flows, cash and cash equivalents include cash and interest-bearing deposits with original maturities of ninety days or less. The Company maintains cash and cash equivalents in a bank deposit account, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on these cash accounts.

Deposit With Clearing Broker — The Company maintains a minimum balance of $1.0 million in a deposit account with its clearing broker. In the event of a substantial change in the nature and extent of the Company's business operations, the clearing broker may request an additional amount be deposited in the deposit account.

Receivable and Payable For Unsettled Trades — During the course of normal business, the Company will periodically have receivables and payables arising from unsettled regular-way trades. Such receivables and payables are recorded on a gross basis.

Intangible Assets — Intangible assets related to customer relationships were created in July 2010 as a result of the transaction to re-establish First Republic as an independent bank. Such intangible assets are amortized on an accelerated basis over their useful lives not to exceed ten years. The Company evaluates intangible assets for impairment at least annually and whenever circumstances indicate that the carrying amount may not be recoverable. If the carrying amount is not recoverable and exceeds fair value, an impairment loss is recognized.

Use of Estimates — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities, (b) disclosure of contingent assets and liabilities at the date of the financial statements, and (c) the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from Clearing Organization, Net — During the course of normal business, the Company will periodically have receivable and payable arising from brokerage services with clearing organization (Pershing). Such receivable and payable are settled monthly on a net basis, as permitted by the agreement.

2. REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue Recognition

The following table presents revenue from contracts with customers, disaggregated by revenue stream, as well as other sources of income.

(in thousands)		Year Ended December 31, 2019
Revenue from Contracts with Customers:		
Deposit revenues with First Republic	$	49,839
Revenue from First Republic and affiliate		23,103
Trading revenues		15,576
Brokerage money market mutual funds and 12b-1 trailer fees		11,773
Insurance and annuities		10,191
Agency commissions		7,454
Other revenue from contracts with customers		1,643
Total revenue from contracts with customers		119,579
Other sources of revenue		2,557
Total revenue	$	122,136

The Company earns revenues from contracts for referring its clients to First Republic deposit accounts, providing brokerage services for its clients through Pershing, and performing trading services for affiliate, First Republic Investment Management, Inc. ("FRIM"), a registered investment advisor and a wholly owned subsidiary of First Republic. The Company has service level agreements with First Republic and FRIM, under which the Company provides certain services that benefit First Republic and FRIM and is compensated for providing those services. Refer to Note 5, "Related Party Transactions," for additional information. Most of the Company's contracts with customers are open-ended, and the Company provides services on an ongoing basis for an unspecified contract term. For these ongoing services, the fees are variable, since they are dependent on factors such as transaction activity, the value of underlying assets under management or number of referrals. The Company recognizes revenue over the period services are provided to customers and when the uncertainties that determine the amount of revenue are resolved, and the actual

fees are known or can be estimated. For certain services that are provided at a specific point in time, the Company recognizes revenue in full at the time such services are provided. Each of the Company's main revenue streams are described in additional detail below.

Deposit Revenues with First Republic

The Company earns deposit revenues from its service level agreement with First Republic related to referrals made to "Eagle Bank Sweep." As a part of the Eagle Bank Sweep product, uninvested cash in a client's brokerage account is swept overnight into an omnibus checking or money market checking account at First Republic. Sweep related deposit revenues are variable since they are based on the number of referred accounts in the First Republic sweep program. Revenue is recognized over the period services are provided, and when actual number of referrals are known or can be estimated at the end of each month.

The Company also earns deposit revenues from a contract with First Republic for referring clients to other deposit products. Revenue is variable since it is based on the average balance of each type of account, which is subject to market conditions. Revenue is recognized over the period services are provided, and when the average balance of each type of account is known or can be estimated at the end of each month.

Revenue from First Republic and Affiliate

The majority of the revenue from First Republic and affiliate is earned from the service level agreement with FRIM. FRIM manages assets for individuals and institutions in equities, fixed income, balanced and alternative investment accounts. The Company provides custody through Pershing and trading services for certain FRIM customer accounts, training and licensing to FRIM registered representatives, and shares the Company's personnel for certain operational functions for the benefit of FRIM. Revenue from these services is based on FRIM assets under the Company's custody through Pershing, which is subject to market conditions. Revenue is recognized over the period services are provided, and when FRIM assets under the Company's custody through Pershing are known or can be estimated at the end of each month.

Trading Revenues

The Company earns revenues for the purchase and sale of fixed income and equity securities on behalf of clients. Clients work with portfolio managers to purchase treasury, corporate, municipal, equities, and other securities as part of the overall investment portfolio strategy. Revenues consist of transaction fees earned from trade execution. Revenue is fixed and determinable, based on security type and trade volume, and is recognized upon trade execution.

Brokerage Money Market Mutual Funds ("MMMF") and 12B-1 Trailer Fees

The Company has selling agreements with certain mutual fund companies and the clearing broker for the distribution of shares of open ended registered investment companies. The Company receives revenues for distribution of such shares to its clients from mutual fund companies and the clearing broker. The Company also earns revenue derived from MMMF and 12b-1 trailer fees through its service level agreement with First Republic. The majority of brokerage MMMF and 12b-1 trailer fees are earned from this service level agreement. The revenue earned from First Republic is variable since it is based on the distribution fees generated by First Republic's MMMF division, which in turn is based on each fund's average daily net assets, thus subject to market conditions. The revenue is recognized over the period that the services are provided, and when the distribution fees generated by First Republic's MMMF division are known or can be estimated at the end of each month.

Insurance and Annuities

The Company earns revenue from selling life insurance and annuity products to clients. Annuity products transactions are processed through Pershing. Insurance fees consist of initial commissions when a policy is

sold and annual renewal commissions each subsequent year that a policy remains in effect. Both initial and renewal fees are variable, since they are determined by the value and type of each insurance and annuity policy sold. Initial commissions are recognized when the policy is in effect, and renewal commissions are recognized upon renewal of the policy.

Agency Commissions

The Company earns revenues for the purchase and sale of equity securities on behalf of clients. Clients work with portfolio managers to purchase or sell exchange-traded-funds, equities, mutual funds, listed options and other securities. Clients can also transact through online services for self-directed brokerage accounts to purchase and sell securities. Revenues consist of transaction fees earned from trade execution. Revenue is fixed and determinable, based on security type and trade volume, and is recognized upon trade execution.

Other Revenue from Contracts with Customers

Other revenue from contracts with customers primarily includes other brokerage revenues, miscellaneous income, and placement referral fees.

Principal versus Agent

For brokerage services for its clients and FRIM, the Company utilizes a third party clearing broker (Pershing) to execute and settle trades. The Company is a principal in this relationship and therefore brokerage revenue is recognized as the gross amount of consideration, and payments to the clearing broker are recorded as an expense.

Contract Balances and Receivables

The Company generally receives payments for its services during the period or at the time services are provided and therefore does not have deferred revenue balances at year-end.

Receivables from contracts with customers were $10.7 million at December 31, 2019 and consist of service fees receivable from First Republic and affiliate arising from service level agreements, as well as brokerage and insurance service fees receivable. These amounts were included in receivable from First Republic and affiliate, receivable/payable to clearing organization, commissions receivable, and other receivables on the statement of financial condition.

Contract Acquisition Costs

The Company pays certain employees incentive compensation in the form of commissions, which are considered incremental and recoverable costs to obtain the contract. The Company utilizes the practical expedient not to capitalize such costs as the amortization period of the asset is less than 12 months, and therefore expenses the commissions as incurred. These costs are recorded in salaries and related benefits expense in the statement of income.

3. INTANGIBLE ASSETS

The gross carrying value of intangible assets and accumulated amortization at December 31, 2019 is presented in the following table:

(in thousands)	Gross Carrying Value	Accumulated Amortization
Customer relationship intangibles	$ 12,250	$ 12,214

The following table presents the estimated future amortization of intangible assets as of December 31, 2019:

(in thousands)	
2020	$ 36

4. RECEIVABLES FROM EMPLOYEES

The Company periodically hires portfolio managers from other financial institutions. As an incentive to join, some portfolio managers execute an agreement with the Company to receive a transition compensation advance upon hire. Costs of such arrangements, which are included in salaries and related benefits, were $1.9 million in 2019. Normal repayments occur over the life of the advance, typically over a period that ranges from 7 to 10 years, including interest related to the financing component of the arrangement. If a portfolio manager terminates employment before the end of the agreement, any remaining outstanding balance under the agreement is payable to the Company immediately. At December 31, 2019, these receivables were $9.5 million, which is net of $18 thousand in transition compensation reserve. The reserve is maintained at a level that the Company estimates for probable losses.

The following table represents the estimated future principal repayment of the receivables:

(in thousands)		
2020	$	3,021
2021	$	1,789
2022	$	1,625
2023	$	1,583
2024 and thereafter	$	2,142

5. RELATED PARTY TRANSACTIONS

Cash and Cash Equivalents

The Company has a cash account with First Republic in the amount of $79.5 million as of December 31, 2019.

Expense Sharing with First Republic

First Republic allocates rent and certain general and administrative expenses based on the cost per employee and charges the Company. First Republic allocated $2.3 million for such expenses for the year ended December 31, 2019, which are recorded in their respective categories in the statement of income.

The Company and First Republic also mutually provide different services benefiting each other. In consideration for those services, the Company and First Republic have a service level agreement to share certain expenses, including salaries and benefits for some of the employees who serve in a dual employee capacity. The Company allocated $3.6 million to First Republic and First Republic allocated $0.4 million to the Company for such expenses for the year ended December 31, 2019, which are recorded in their respective categories in the statement of income.

Revenue from First Republic and Affiliate

The Company earns deposit revenues from its service level agreement with First Republic related to referrals made to Eagle Bank Sweep product. In addition, the Company earns revenue for referring other bank deposit products to First Republic. Refer to Note 2, "Revenue from Contracts with Customers," for additional information.

The following table presents the deposit revenues from First Republic for the year ended December 31, 2019:

(in thousands)		
Deposit revenues from First Republic - Eagle Bank Sweep	$	41,518
Deposit revenues from First Republic - Other deposits		8,321
Total	$	49,839

First Republic pays the Company management fees related to the training and licensing of First Republic's licensed representatives, which is recorded as revenue from First Republic and affiliate. The Company also has a service level agreement with FRIM. The Company provides custody through Pershing and trading services for certain FRIM customer accounts, training and licensing to FRIM registered representatives, and shares the Company's personnel for certain operational functions for the benefit of FRIM. Refer to Note 2, "Revenue from Contracts with Customers," for additional information. In addition, the Company acts as a private placement agent for unregistered securities issued by FRIM. The Company is paid for these services and the payments are recorded as revenue from First Republic and affiliate in the statement of income.

The following table presents the revenue from First Republic and FRIM for the year ended December 31, 2019:

(in thousands)		
First Republic Bank—Training and licensing	$	1,513
FRIM—Custody, trading, training, licensing and back office		21,196
FRIM—Private Placement Agent		394
Total	$	23,103

The Company has a service level agreement with First Republic for the revenue derived from MMMF and 12b-1 trailer fees as described in Note 2, "Revenue from Contracts with Customers." The revenue received from First Republic was $8.0 million for the year ended December 31, 2019 and is included in brokerage money market mutual funds and 12b-1 trailer fees in the statement of income.

Receivable from / Payable to First Republic and Affiliate

Receivable and payable arising from expenses from First Republic and revenue from First Republic and affiliate are settled monthly on a net basis. At December 31, 2019, the Company has a receivable from First Republic and affiliate of $8.5 million and a payable to First Republic and affiliate of $4.7 million.

6. SHARE-BASED COMPENSATION

Certain of the Company's employees participate in First Republic's stock award plan and have been granted stock options and restricted stock units ("RSUs"). Compensation expense is computed by First Republic based on the fair value of the stock award at the date of grant and recognized over the vesting period. The fair value of stock options are estimated on the date of grant using a Black-Scholes valuation model. RSUs are valued at the closing market price of First Republic's common stock at the date of grant. First Republic allocated $847,000 of expense associated with stock awards for the year ended December 31, 2019, which are recorded in salaries and related benefits expense in the statement of income.

7. COMMITMENTS AND CONTINGENCIES

The Company's customers' transactions are introduced to its clearing broker, Pershing, for execution, clearance and settlement. Customers are required to complete their transactions on settlement date, generally two business days after trade date. If customers do not fulfill their contractual obligation to Pershing, the Company may be required to reimburse Pershing for losses on these obligations. The Company has

established procedures to reduce this risk by monitoring trading within accounts and requiring deposits in excess of regulatory requirements.

From time to time, the Company is named in judicial, arbitration and regulatory matters arising in connection with its business. In accordance with ASC 450, Contingencies, the Company reviews the need for any loss contingency reserves and establishes reserves when, in the opinion of management, it becomes probable a matter will result in a liability and the amount of loss, if any, can be reasonably estimated. There are no active cases against the Company.

8. REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2019, the Company had net capital, as defined by SEC Uniform Net Capital Rule 15c3-1, of $31.7 million, which was $30.7 million in excess of its required net capital of $1.0 million. The ratio of aggregate indebtedness to net capital is 0.26 to 1 as of December 31, 2019.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully-disclosed basis through Pershing.

9. SUBSEQUENT EVENTS

The Board of Directors of the Company has approved a dividend of $30.0 million to First Republic payable on March 13, 2020. The dividend payment will not have any adverse impact on the Company's operations or capital.

Schedule I

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly-Owned Subsidiary of First Republic Bank)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2019
(in thousands)

NET CAPITAL:		
Total member's equity	$	120,372
Less non allowable assets and other deductions or charges:		
Cash with First Republic		79,487
Allowable cash with First Republic		(5,573)
Receivable from First Republic, net		4,209
Prepaid expenses, other non allowable receivables and intangible assets		10,519
Other deductions and/or charges		—
NET CAPITAL	$	31,730
AGGREGATE INDEBTEDNESS:		
Accounts payable, accrued expenses and other payable	$	7,779
Payable to FRIM, net		423
TOTAL AGGREGATE INDEBTEDNESS	$	8,202
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Net capital required - greater of $1,000 or 6-2/3% of aggregate indebtedness	$	1,000
Net capital in excess of requirements	$	30,730
Ratio of aggregate indebtedness to net capital		26 %

There are no material differences between the above Computation of Net Capital under Rule 15c3-1 and that filed with First Republic Securities Company, LLC's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2019, FOCUS report, as filed on February 25, 2020.

See accompanying report of independent registered public accounting firm.

Schedule II

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly-Owned Subsidiary of First Republic Bank)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OF CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2019

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully-disclosed basis through Pershing LLC, a wholly owned subsidiary of The Bank of New York Mellon (BNY Mellon).

See accompanying report of independent registered public accounting firm.

FIRST REPUBLIC SECURITIES COMPANY, LLC

(SEC Identification No. 8-52973)

Exemption Report

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
First Republic Securities Company, LLC:

We have reviewed management's statements, included in the accompanying Rule 17a-5 Exemption Report for 2019 (the Exemption Report), in which (1) First Republic Securities Company, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2019 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

San Francisco, California
February 27, 2020

FIRST REPUBLIC SECURITIES COMPANY, LLC
It's a privilege to serve you®

First Republic Securities Company, LLC
(A Wholly Owned Subsidiary of First Republic Bank)
February 27, 2020

Re: Rule 17a-5 Exemption Report for 2019

First Republic Securities Company, LLC, a securities broker, is hereby claiming exemption from paragraph (k) of Exchange Act Rule 15c3-3 (the "exemption provisions") under (k)(2)(ii) as stated below (the "identified exemption provisions"):

- First Republic Securities Company, LLC, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

- First Republic Securities Company, LLC, met the identified exemption provisions throughout the most recent fiscal year without exception, except that during the most recent fiscal year, First Republic Securities Company, LLC's, Branch Inspection Program identified one instance of a customer check not being promptly forwarded and thirty instances where due to a lack of receipt time stamp the firm is unable to determine the period of time a customer's check was held prior to being transmitted to the clearing broker or dealer.

David Tateosian
President
First Republic Securities Company, LLC

111 PINE STREET, SAN FRANCISCO, CALIFORNIA 94111, TEL (877) 348-5576, FAX (415) 362-0888 • MEMBER FINRA/SIPC • FIRSTREPUBLIC.COM

FIRST REPUBLIC SECURITIES COMPANY, LLC
(SEC Identification No. 8-52973)
Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)
January 1, 2019 - December 31, 2019

KPMG

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

To the Member and Board of Directors
First Republic Securities Company, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019, which were agreed to by First Republic Securities Company, LLC (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working, and noted no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Francisco, California
February 27, 2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

FIRST REPUBLIC SEC CO LLC
ATTN: ACCOUNTING DEPT
1 FRONT ST 18TH FL
SAN FRANCISCO, CA 94111-5311

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment (item 2e from page 2)	$138,365
B.	Less payment made with SIPC-6 filed (**exclude interest**) 07/29/2019 Date Paid	(63,704)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	74,661
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$74,661

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $74,661

H. Overpayment carried forward $( )

SEC Mail Processing
MAR 02 2020
Washington, DC

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Republic Securities Company, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21 day of February, 20 20.

Julie Lee Director - PWM Accounting
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 01, 2019
and ending December 31, 2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 122,136,494
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	13,876,789
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	16,016,400
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	29,893,189
2d. SIPC Net Operating Revenues	$ 92,243,305
2e. General Assessment @ .0015	$ 138,365
	(to page 1, line 2.A.)